File No. 82-5089

News Release

ZURICH®

Zurich announces USD 275 million impairment on Sigma's notice of default

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SIX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, October 2, 2008 – Zurich Financial Services Group (Zurich) announced today an impairment of about USD 275 million after policyholder allocation and before tax as a result of Sigma Finance Corporation's (Sigma) notice of default.

Sigma is a limited purpose finance company and has announced on October 1, 2008 that it will cease trading and is expecting the appointment of a receiver as a result of financial-market turmoil.

As Zurich's Chief Investment Officer Martin Senn remarked, "The write-down of our Sigma exposure, while reflecting the severity of the current market disruptions, should be seen in the context of our well-diversified portfolio of Group investments of nearly USD 200 billion. Given the extraordinary circumstances, we have not only taken a conservative view but are proactively disclosing impairments related to exposures in defaulting companies. We remain confident that our disciplined approach continues to put us in a good position to weather the current financial-market crisis."

In terms of exposure to other recently defaulting financial services firms, Zurich also announces that the write-down on Washington Mutual's debt instruments will be approximately USD 45 million after policyholder allocation and before tax.

In regards to Zurich's previously disclosed Lehman Brothers exposure, the impairment amounts to about USD 295 million after policyholder allocation and before tax.

The total of these write-downs represents approximately 0.3% of total Group investments. These amounts form part of the impairment charge to

be taken in the nine months results 2008, which are due to be released on November 13, 2008.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

END